Exhibit 99.3

WESTERN WIND ENERGY CORP.

1326 – 885 WEST GEORGIA STREET	TELEPHONE: 604.685.WIND (9463)
VANCOUVER, BC V6C 3E8	FACSIMILE: 604.685.9441
www.westernwindenergy.com

N E W S  R E L E A S E

February 24, 2011

Toronto Stock Exchange (Venture) Symbol: “WND”
Issued and Outstanding: 56,248,958

Fair Market Valuation of the Windstar Project and Western Wind’s Equity Position

Western Wind Energy Corp. (“Western Wind”) is pleased to announce that the first phase of the valuation process pursuant to the Substantial Issuer Bid process is completed. Western Wind under recommendation from one of its lenders, engaged the world renowned DAI Management Consultants, Inc., (“DAI”) to perform a three-part valuation process of all of the Company’s assets, both financial and physical. The first phase is a comprehensive valuation of the 120 MW Windstar Project located in Tehachapi, California as of the expected commercial operations date.

The total assets of the Windstar Project as of the expected Commercial Operation Date, are valued at US $481.8 million comprising the Project’s fair market value of US $357.9 million, plus the potential cash grant of US $99 million plus a further US $25 million of fully funded working capital, debt coverage and performance bonding reserves.

Subtracted from this are expected liabilities totalling US $275 million, comprising senior debt facilities of US $205 million, the equity bridge loan of US $55 million and a vendor obligation of US $15 million.

DAI estimates that the value of Western Wind’s net equity position in the Windstar Project as of the expected Commercial Operation Date is US $206.8 million. There are 56,248,958 common shares issued and outstanding.

Management expects DAI to complete the balance of the valuation of the remaining assets of Western Wind Energy within the next four (4) weeks. Some of the assets remaining to be valuated are the 30 MW producing Mesa Asset, the 4.5 MW producing Windridge Asset, the 10.5 MW Kingman Asset, the 80 MW Windswept Project, the 30 MW Yabucoa Solar Project, the 196 MW Snowflake Project and several other high priority development assets.

Jeff Ciachurski, CEO of Western Wind Energy states “we are pleased to have engaged the services of DAI. DAI is a world class energy valuation firm that is highly respected by government agencies, banks, utilities and independent power companies for their comprehensive understanding of the entire spectrum of the energy business.”

The Western Wind Board of Directors, management team and staff are prohibited from participating and selling into any prospective share buy-back program.

About DAI Management Consultants, Inc.

Founded in 1987, DAI is a consulting firm specializing in valuation and risk management services for the power and energy infrastructure sectors. DAI provides a comprehensive suite of analytical services addressing the technical, regulatory, and economic issues that directly affect power and energy projects. Clients of DAI have included the United States Internal Revenue Service, major public and private utilities, financial institutions and independent power producers.

About Western Wind Energy Corp.

Western Wind is a mid-tier vertically integrated renewable energy production company that currently has by way of 100% direct ownership, over 500 wind turbines and 165 MW of net rated capacity in production or in construction, and a further 311 MW of priority expansion development assets in the States of California, Arizona and the Commonwealth of Puerto Rico. In addition the company has a 1,300 MW California Development Initiative.

Western Wind is in the business of owning and acquiring land sites, generation assets and technology for the production of electricity from wind and solar energy. Management of Western Wind includes individuals involved in the operations and ownership of utility scale wind energy facilities in California since 1981.

“Western Wind Energy Corp. was recognized as a TSX Venture 50® company in 2010. TSX Venture 50 is a trade-mark of TSX Inc. and is used”

ON BEHALF OF THE BOARD OF DIRECTORS

“Signed”

Jeffrey J. Ciachurski
Chief Executive Officer

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Certain statements in this press release constitute “forward-looking statements” under applicable securities laws, which involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. Words such as “expects”, “anticipates”, “intends”, “projects”, “plans”, “will”, “believes”, “seeks”, “estimates”, “should”, “may”, “could”, and variations of such words and similar expressions are intended to identify such forward-looking statements. Such statements in this news release include, but are not limited to, the Company’s intended use of proceeds from the Offering. These statements are based on management’s current expectations and beliefs and actual events or results may differ materially. There are many factors that could cause such actual events or results expressed or implied by such forward-looking statements to differ materially from any future results expressed or implied by such statements. Such factors include, but are not limited to, the Company’s ability to profitably utilize the lands as planned and the other factors discussed in the Company’s annual report and annual information contained in the Company’s 20F Annual Report filed with the United States Securities and Exchange Commission and securities regulators in Canada. Forward-looking statements are based on current expectations and the Company assumes no obligation to update such information to reflect later events or developments, except as required by law.

“Western Wind Energy Corp. was recognized as a TSX Venture 50® company in 2010. TSX Venture 50 is a trade-mark of TSX Inc. and is used”